UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AppFolio, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03783C100

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100

1.	Names of Reporting Persons William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 312,397 (1)
	6.	Shared Voting Power 961,759 (2)
	7.	Sole Dispositive Power 312,397 (1)
	8.	Shared Dispositive Power 961,759 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,274,156
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8% (3)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	These shares are held in William E. Oberndorf’s Individual Retirement Account, which is self-directed.
(2)

Of these shares, 115,032 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as a controlling person of the Bill & Susan Oberndorf Foundation, 829,837 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as the sole controlling person of Oberndorf Investments LLC, 10,700 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Peter C. Oberndorf, 30 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Caroline G. Oberndorf and 6,160 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of William Oberndorf.

(3)	Based on 16,401,460 shares of Class A common stock outstanding as of October 21, 2019.

CUSIP No. 03783C100

1.	Names of Reporting Persons Bill & Susan Oberndorf Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 115,032 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 115,032 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 115,032
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.7% (2)
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.
(2)	Based on 16,401,460 shares of Class A common stock outstanding as of October 21, 2019.

CUSIP No. 03783C100

1.	Names of Reporting Persons Oberndorf Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 829,837 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 829,837 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 829,837
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1% (2)
12.	Type of Reporting Person (See Instructions) (OO) – limited liability company

(1)	Power is exercised through William E. Oberndorf as the sole member of the manager of Oberndorf Investments LLC.
(2)	Based on 16,401,460 shares of Class A common stock outstanding as of October 21, 2019.

CUSIP No. 03783C100

1.	Names of Reporting Persons Peter C. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 850 (1)
	6.	Shared Voting Power 10,700 (2)
	7.	Sole Dispositive Power 850 (1)
	8.	Shared Dispositive Power 10,700 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1% (3)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	These shares are held in Peter C. Oberndorf’s Individual Retirement Account, which is self-directed.
(2)	William E. Oberndorf is an authorized signatory for the account of Peter C. Oberndorf.
(3)	Based on 16,401,460 shares of Class A common stock outstanding as of October 21, 2019.

CUSIP No. 03783C100

1.	Names of Reporting Persons Caroline G. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 30 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 30 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 30
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	William E. Oberndorf is an authorized signatory for the account of Caroline G. Oberndorf.
(2)	Based on 16,401,460 shares of Class A common stock outstanding as of October 21, 2019.
**	Denotes less than.

CUSIP No. 03783C100

1.	Names of Reporting Persons William Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,160 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,160 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,160
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	William E. Oberndorf is an authorized signatory for the account of William Oberndorf.
(2)	Based on 16,401,460 shares of Class A common stock outstanding as of October 21, 2019.
**	Denotes less than.

Preliminary Statement:

This Amendment No. 3 amends the Schedule 13G filed with the Securities and Exchange Commission on February 22, 2017 and amended on June 22, 2017 and February 14, 2019.

Item 1.	(a)	Name of Issuer

AppFolio, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

50 Castilian Drive
Santa Barbara, CA 93117

Item 2.	(a)	Name of Person Filing

William E. Oberndorf (“WEO”), Bill & Susan Oberndorf Foundation, a California corporation (“Oberndorf Foundation”), Oberndorf Investments LLC, a Delaware limited liability company (“OBI”), Peter C. Oberndorf (“PCO”), Caroline G. Oberndorf (“CGO”) and William Oberndorf (“WO”). WEO, Oberndorf Foundation, OBI, PCO, CGO and WO are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of WEO is 615 Front Street, San Francisco, CA 94111. WEO is a citizen of the United States of America.

The principal business address of Oberndorf Foundation is 615 Front Street, San Francisco, CA 94111. Oberndorf Foundation is a California corporation.

The principal business address of OBI is 615 Front Street, San Francisco, CA 94111. OBI is a Delaware limited liability company.

PCO’s address is 615 Front Street, San Francisco, CA 94111. PCO is a citizen of the United States of America.

CGO’s address is 615 Front Street, San Francisco, CA 94111. CGO is a citizen of the United States of America.

WO’s address is 615 Front Street, San Francisco, CA 94111. WO is a citizen of the United States of America.

	(d)	Title of Class of Securities

Class A common stock

	(e)	CUSIP Number:

03783C100

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
			Class A Common Stock
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Amount Beneficially Owned	Sole	Shared	Sole	Shared
William E. Oberndorf	7.8%	1,274,156	312,397	961,759	312,397	961,759
Bill & Susan Oberndorf Foundation	0.7%	115,032	115,032	0	115,032	0
Oberndorf Investments LLC	5.1%	829,837	829,837	0	829,837	0
Peter C. Oberndorf	0.1%	11,550	850	10,700	850	10,700
Caroline G. Oberndorf	**0.1%	30	0	30	0	30
William Oberndorf	**0.1%	6,160	0	6,160	0	6,160

**	Denotes less than

The foregoing percentages are based on 16,401,460 shares of Class A common stock outstanding as of October 21, 2019 as set forth in AppFolio, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019 filed with the Securities and Exchange Commission on October 28, 2019.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the Class A common stock held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2020

/s/ Gary Scheier
Signature

Gary Scheier
Attorney-in-fact for:

William E. Oberndorf (1)
Bill & Susan Oberndorf Foundation (1)
Oberndorf Investments LLC (1)
Peter C. Oberndorf (1)
Caroline G. Oberndorf (1)
William Oberndorf (1)

(1) A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity was previously filed.

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)